                                      13/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                             HISPANIC EXPRESS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   43358F 10 4
                      (CUSIP Number of Class of Securities)

                             ----------------------


                                 Gary M. Cypres
                            5480 East Ferguson Drive
                               Commerce, CA 90022
                                 (323) 720-8608

                                 With Copies To:

                          William T. Quicksilver, Esq.
                         Manatt, Phelps & Phillips, LLP
                          11355 West Olympic Boulevard
                              Los Angeles, CA 90064
                                 (310) 312-4210

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 2, 2001
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



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                                                                    Page 1 of 7



(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Gary M. Cypres
         ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)                                                          [   ]
         (b)                                                          [   ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [   ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

NUMBER OF SHARES                     :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY                             888,883*
EACH REPORTING PERSON WITH

                                     :     (8)    SHARED VOTING POWER
                                                  795,744*
                                     :     (9)    SOLE DISPOSITIVE POWER
                                                  888,883*
                                     :     (10)   SHARED DISPOSITIVE POWER
                                                  795,744*

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,684,627*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                                      [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         24.14%

(14)     TYPE OF REPORTING PERSON
         IN

* As of March 23, 2001, Gary M. Cypres ("Cypres") no longer exercised voting control over 1,104,933 shares of Issuer Common Stock held by WFC Holdings Corporation and 380,020 shares of Issuer Common Stock held by GIC Special Investments PTE LTD pursuant to the terms of a co-investor agreement previously governing these relationships whereby WFC Holdings Corporation and GIC Special Investments PTE LTD distributed their holdings of Issuer Common Stock to their partners and co-investors on March 23, 2001. On April 27, 2001, Cypres purchased 263,294 shares of Issuer Common Stock in a private transaction. On May 4, 2001, Cypres purchased 175,528 shares of Issuer Common Stock in a private transaction. On June 4, 2001, Cypres purchased 182,551 shares of Issuer Common Stock in a private transaction. On August 20, 2001, Cypres purchased 190,010 shares of Issuer Common Stock in a private transaction. As a result of the foregoing transactions and the 77,500 shares of Issuer Common Stock already owned by Cypres, Cypres has sole voting power of 888,883 shares of Issuer Common Stock. In addition, Cypres as the sole stockholder of G.M. Cypres & Co., Inc., which is the general partner of (i) Cypres Investments Holdings, L.P., which owns 690,088 shares of the Issuer's Common Stock and (ii) G.M. Cypres Investments, L.P., which owns 80,656 shares of Issuer Common Stock, is deemed to beneficially own and control 770,744 shares of Issuer Common Stock. Also, Cypres has shared voting power of 12,500 shares of Issuer Common Stock held by Cypres' spouse and 12,500 shares of Issuer Common Stock held in trust by Cypres and his spouse.



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                                                                    Page 2 of 7



(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) G.M. Cypres & Co., Inc.
         13-3559737

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)                                                          [   ]
         (b)                                                          [   ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [   ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

NUMBER OF SHARES                   :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY                           0
EACH REPORTING PERSON WITH

                                   :     (8)    SHARED VOTING POWER
                                                770,744*

                                   :     (9)    SOLE DISPOSITIVE POWER
                                                0

                                   :     (10)   SHARED DISPOSITIVE POWER
                                                770,744*

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         770,744*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                                      [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         11.04%

(14)     TYPE OF REPORTING PERSON
         CO

* G.M. Cypres & Co., Inc. is the general partner of (i) Cypres Investments Holdings, L.P., which owns 690,088 shares of Issuer Common Stock, and (ii) G.M. Cypres Investments, L.P., which owns 80,656 shares of Issuer Common Stock.




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                                                                    Page 3 of 7



(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY) Cypres Investments Holdings, L.P.
         13-3559738

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

         (a)                                                          [   ]
         (b)                                                          [   ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         N/A

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                           [   ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware

NUMBER OF SHARES                    :     (7)    SOLE VOTING POWER
BENEFICIALLY OWNED BY                            690,088*
EACH REPORTING PERSON WITH

                                    :     (8)    SHARED VOTING POWER
                                                 0

                                    :     (9)    SOLE DISPOSITIVE POWER
                                                 690,088*

                                    :     (10)   SHARED DISPOSITIVE POWER
                                                 0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         690,088*

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
         EXCLUDES CERTAIN SHARES                                      [   ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         9.89%

(14)     TYPE OF REPORTING PERSON
         PN

* On August 2, 2001, Cypres Investments Holdings, LP ("CIH") distributed a total of 33,094 shares of Issuer Common Stock to three individuals. These distributions decreased CIH's ownership of Issuer Common Stock from 723,182 shares to 690,088 shares.




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                                                                    Page 4 of 7


ITEM 1. SECURITY AND ISSUER.


            This amendment to Schedule 13D (the "Schedule 13D Amendment") relates to the common stock, par value $0.01 per share (the "Shares" or the "Issuer Common Stock"), of Hispanic Express, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 5480 East Ferguson Drive, Commerce, CA 90022.

ITEM 2. IDENTITY AND BACKGROUND.

            (a)-(c) This Schedule 13D Amendment is filed by Gary M. Cypres, a natural person ("Cypres"), G.M. Cypres & Co., Inc., a Delaware corporation ("GMCC"), and Cypres Investments Holdings, L.P., a Delaware limited partnership ("CIH") (collectively, the "Reporting Persons"). The business address of Cypres is 5480 East Ferguson Drive, Commerce, CA 90022. The address of the principal business and principal office of CIH and GMCC is also 5480 East Ferguson Drive, Commerce, CA 90022. Cypres is the Chairman of the Board, President and Chief Executive Officer of the Issuer. Cypres is the sole stockholder of GMCC and may exercise voting power over shares of Issuer Common Stock beneficially owned by GMCC. GMCC is the general partner of CIH and G.M. Cypres Investments, L.P. ("GMCI"), a limited partnership stockholder of Issuer. CIH is a limited partnership stockholder of Issuer.

            (d)-(e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the executive officers or directors of GMCC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Cypres is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


            On April 27, 2001, Cypres used US$202,736.38 of personal funds to purchase 263,294 shares of Issuer Common Stock in a private transaction. On May 4, 2001, Cypres used US$135,156.56 of personal funds to purchase 175,528 shares of Issuer Common Stock in a private transaction. On June 4, 2001, Cypres used US$155,168.35 of personal funds to purchase 182,551 shares of Issuer Common Stock in a private transaction. On August 20, 2001, Cypres used US$218,511.50 of personal funds to purchase 190,010 shares of Issuer Common Stock in a private transaction. Thus, when these purchases are added to the 77,500 shares of Issuer Common Stock already owned by Cypres, Cypres beneficially owns and has sole dispositive and voting power over 888,823 shares of Issuer Common Stock.

            GMCC is the general partner of CIH and GMCI. On August 2, 2001, CIH distributed a total of 33,094 shares of Issuer Common Stock to three individuals. These distributions decreased CIH's ownership of Issuer Common Stock from 723,182 shares to 690,088 shares. Thus, CIH has sole dispositive and voting power over 690,088 shares of Issuer Common Stock. Also on August 2, 2001, GMCI distributed a total of 24,661 shares of Issuer Common Stock to two individuals. These distributions decreased GMCI's ownership of Issuer Common Stock from 105,317 shares to 80,656 shares. Accordingly, GMCC has shared dispositive and voting power over 770,744 shares of Issuer Common Stock through its interest in CIH and GMCI. Cypres is the sole stockholder of GMCC and thus has shared dispositive and voting power over 770,744 shares of Issuer Common Stock. In addition, Cypres has shared dispositive and voting power over 12,500 shares of Issuer Common Stock held by Mr. Cypres' spouse and 12,500 shares of Issuer Common Stock held in trust by Mr. Cypres and his spouse.



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                                                                    Page 5 of 7




ITEM 4. PURPOSE OF THE TRANSACTION.

            (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

            The Reporting Persons do not have any plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

            (e) Any material changes in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(b) The number of shares of Issuer Common Stock beneficially owned by CIH and covered by this report is 690,088, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on September 12, 2001, approximately 9.89% of Issuer Common Stock. The number of shares of Issuer Common Stock beneficially owned by GMCC and covered by this report is 770,744, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on September 12, 2001, approximately 11.04% of Issuer Common Stock. Gary M. Cypres, who is President, Director and sole stockholder of GMCC and Chairman of the Board, President and Chief Executive Officer of the Issuer, beneficially owns 1,684,627 shares of Issuer Common Stock, which constitutes, based on the number of shares of Issuer Common Stock outstanding on a fully diluted basis on September 12, 2001, approximately 24.14% of Issuer Common Stock.

            (c) Other than as set forth in this Item 5(a)-(b), to the best of the Reporting Persons' knowledge as of the date hereof (i) no subsidiary or affiliate of the Reporting Persons nor any of executive officers or directors of GMCC beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Persons except that, on August 2, 2001 CIH distributed a total of 33,094 shares of Issuer Common Stock to three individuals; on August 2, 2001, GMCI distributed a total of 24,661 shares of Issuer Common Stock to two individuals; and on August 20, 2001, Cypres purchased direct beneficial ownership of 190,010 shares of Issuer Common Stock in a private transaction.

            (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock held by the Reporting Persons.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


            The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

            To the best of the Reporting Persons' knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between any such persons and any person with respect to any securities to the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            None.



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                                                                    Page 7 of 7


                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that this statement is true, complete and correct.


Dated:  September 18, 2001

                                 GARY M. CYPRES


                                          /s/ Gary M. Cypres
                                          -------------------------------
                                 Name:    Gary M. Cypres



                                 G.M. CYPRES & CO., INC.


                                 By:      /s/ Gary M. Cypres
                                          -------------------------------
                                 Name:    Gary M. Cypres
                                 Title:   President



                                 CYPRES INVESTMENTS HOLDINGS, L.P.

                                 By:      G.M. Cypres & Co., Inc.,
                                          its general partner


                                 By:      /s/ Gary M. Cypres
                                          -------------------------------
                                 Name:    Gary M. Cypres
                                 Title:   President